SIGNAL ADVANCE, INC.
2520 County Road 81
Rosharon, Texas  77583


October 17, 2013


Amended Confidential Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


The registrant (Signal Advance, Inc.) is submitting the sixth draft of the Confidential Draft Registration Statement on Form S-1, as indentified below:

    Signal Advance, Inc.
    CIK No. 0001545061


This draft includes the following amendments:

1. The Selling Shareholders' list has been updated to include additional shares that have become eligible for such registration since the initiation of the confidential draft registration process in 2012.

2. Consistent with the inclusion of the additonal shares/shareholders' to the Selling Sharholders' list, Exhibit 5.1 is an updated legal opinion of Richard
C. Seltzer, with regard to the validity of the shares and related consent.

3. A number of entries, throughout the draft registration statement, have also been updated to reflect the updated number of shares being registered.

4. The financial statements and supplementary information for the registrant has been updated to include reviewed financial information for the interim nine month periods ended September 20, 2013 and 2012 (pages 55-69).

5. Consistent with the inclusion of the updated financial statements and supplementary information for the interim nine month periods ended September 20, 2013 and 2012, a signed copy of the consent from the Registrant's independent registered accountant has been included in Exhibit 23.1.



With regards,

/s/ Chris M. Hymel
Chris M. Hymel

713 510 7445 (Office)
832 646 5564 (Cell)
chymel@signaladvance.com